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May 3, 2018

 Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the "Company") – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 3, 2018 (the "Meeting")

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Ronalee H. Ambrose	1,132,104,155	99.60%	4,591,932	0.40%
Joseph P. Caron	1,131,769,609	99.57%	4,926,478	0.43%
John M. Cassaday	1,101,665,088	96.92%	35,030,999	3.08%
Susan F. Dabarno	1,131,988,977	99.59%	4,707,110	0.41%
Sheila S. Fraser	1,123,516,443	98.84%	13,179,644	1.16%
Roy Gori	1,134,202,536	99.78%	2,493,551	0.22%
Luther S. Helms	1,130,974,038	99.50%	5,722,049	0.50%
Tsun-yan Hsieh	1,119,382,065	98.48%	17,314,022	1.52%
P. Thomas Jenkins	1,121,619,430	98.67%	15,076,657	1.33%
Pamela O. Kimmet	1,130,752,586	99.48%	5,943,501	0.52%
Donald R. Lindsay	1,130,699,614	99.47%	5,996,473	0.53%
John R.V. Palmer	1,122,417,862	98.74%	14,278,225	1.26%
C. James Prieur	1,131,901,299	99.58%	4,794,788	0.42%
Andrea S. Rosen	1,134,385,515	99.80%	2,310,572	0.20%
Lesley D. Webster	1,132,013,137	99.59%	4,682,950	0.41%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,145,617,736	96.50%	41,533,426	3.50%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
1,035,874,745	91.13%	100,820,286	8.87%

4a. Shareholder Proposal 1

A ballot was conducted for shareholder proposal 1.  The proposal was not approved.

VOTES FOR	%	VOTES AGAINST	%	ABSTAINED	%
23,002,142	2.02%	1,108,578,278	97.53%	5,120,035	0.45%

4b. Shareholder Proposal 2

A ballot was conducted for shareholder proposal 2.  The proposal was not approved.

VOTES FOR	%	VOTES AGAINST	%	ABSTAINED	%
42,494,716	3.74%	1,087,590,141	95.68%	6,604,971	0.58%

AST TRUST COMPANY (CANADA)

(Signed)

Gregory Ashby
Relationship Manager